

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2024

Christopher P. Kalnin
Chief Executive Officer
BKV Corporation
1200 17th Street, Suite 2100
Denver, CO 80202

> **Re:** **BKV Corporation**
> **Amendment No. 14 to Registration Statement on Form S-1**
> **Exhibit Nos. 2.1, 2.4, 10.7, 10.9, 10.15, and 10.16**
> **Filed September 16, 2024**
> **File No. 333-268469**

Dear Christopher P. Kalnin:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation